Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Dollars in thousands
	Quarter Ended 4/1/07	Fiscal Years Ended
		12/31/06	12/25/05	12/26/04	12/28/03	12/29/02
Earnings Available for Fixed Charges:

Income from continuing operations before income taxes, as adjusted	$322,740	$1,702,572	$1,837,121	$1,980,161	$1,826,781	$1,730,576

Add: fixed charges	78,558	312,397	235,786	165,180	161,518	167,010
Add: amortization of capitalized interest	521	2,276	2,180	2,012	2,006	1,962
Add: distributed income of equity investees	8,106	50,981	10,091	12,259	14,016	13,500

Less: interest capitalized	(30)	(2,024)	(3,162)	(4,802)	(3,355)	(2,074)

Adjusted Earnings	$409,895	$2,066,202	$2,082,016	$2,154,810	$2,000,966	$1,910,974

Fixed Charges:

Interest on indebtedness, excluding capitalized interest	$72,945	288,040	$210,625	$140,647	$139,271	$146,359
Capitalized interest	30	2,024	3,162	4,802	3,355	2,074
Portion of rents representative of interest factor	5,583	22,333	21,999	19,731	18,892	18,577

Fixed Charges	$78,558	$312,397	$235,786	$165,180	$161,518	$167,010

Ratio of Earnings to Fixed Charges	5.2	6.6	8.8	13.0	12.4	11.4